EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

 (In millions except ratio)

Nine Months Ended September 27, 2003
Fixed charges:
Interest expense*	$77
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	13
Estimated interest portion of rents	21
Total fixed charges	$111

Income:
Income from operations before income taxes and distributions on preferred securities of subsidiary trusts	$308
Eliminate equity in undistributed pre-tax income of Textron Finance	(31)
Fixed charges**	98
Adjusted income	$375

Ratio of income to fixed charges	3.38

*  Includes $1.9 million of interest related to distributions on preferred securities recorded in the third quarter as the result of the adoption of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

** Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes, recorded prior to June 29, 2003. Upon adoption of SFAS No. 150 in the third quarter, distributions on preferred securities of manufacturing subsidiary trust are now presented as interest expense.